Merisel, Inc.
    401(k) Retirement Savings Plan
    Financial Statements as of and for the Years Ended December 31, 1998 and 1997, Supplemental Schedules for the Year Ended December 31, 1998 and Independent Auditors' Report



MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                   Page

INDEPENDENT AUDITORS' REPORT                                                                         1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997             2

   Statements of Changes in Net Assets Available for Plan Benefits for the
     Years Ended December 31, 1998 and 1997                                                          3

   Notes to Financial Statements                                                                  4-12


SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes as of December 31, 1998                          13

   Schedule of Reportable Transactions for the Year Ended December 31, 1998                         14

INDEPENDENT AUDITORS' REPORT


Merisel, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Deloitte & Touche, LLP
Los Angeles, California
June 7, 1999




MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------------------------


                                                                                          1998               1997
                                                                                   ------------------- ------------------
ASSETS:
   Investments (Notes 2 and 3):
   Cash Transaction Account                                                                      $498               $162
   CIGNA Guaranteed Income Fund                                                             1,814,472          1,766,760
   CIGNA Large Company Stock Index Fund                                                     2,147,005          1,504,662
   Fidelity Advisor Growth Opportunities Account                                            3,011,517          2,462,282
   Fidelity Advisor Equity Growth Account                                                   3,470,611          2,589,735
   Warburg Pincus Advisor International Equity Account                                        335,687            289,359
   CIGNA Lifetime 20 Fund                                                                     616,671            439,368
   CIGNA Lifetime 30 Fund                                                                     850,163            751,343
   CIGNA Lifetime 40 Fund                                                                     510,156            382,099
   CIGNA Lifetime 50 Fund                                                                     499,485            433,818
   PBHG Growth Account                                                                        144,484             74,474
   Merisel, Inc. common stock                                                                 745,509          1,435,687
   Participant loans                                                                          333,747            320,584
                                                                                   ------------------- ------------------

        Total investments                                                                  14,480,005         12,450,333

Accounts Receivable - Employer's Contribution                                                 889,321
                                                                                   ------------------- ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                    $15,369,326        $12,450,333
                                                                                   =================== ==================


See notes to financial statements.











MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------


                                                                                          1998                 1997
                                                                                   -------------------- --------------------

ADDITIONS TO NET ASSETS:
   Investment income (Notes 1 and 3):
     Net appreciation in fair value of investments                                          $1,604,705           $2,180,452
     Interest income                                                                           103,521              125,580
                                                                                   -------------------- --------------------

       Total investment income                                                               1,708,226            2,306,032
                                                                                   -------------------- --------------------

   Contributions (Note 2):
     Employer                                                                                  902,671              518,662
     Employee                                                                                2,707,206            2,038,515
     Rollover                                                                                   74,880              322,503
                                                                                   -------------------- --------------------

       Total contributions                                                                   3,684,757            2,879,680
                                                                                   -------------------- --------------------

       Total additions                                                                       5,392,983            5,185,712
                                                                                   -------------------- --------------------

DEDUCTIONS:
   Benefit payments                                                                          2,454,340            2,014,452
   Contract administrator fees                                                                  19,650               11,535
                                                                                   -------------------- --------------------

       Total deductions                                                                      2,473,990            2,025,987
                                                                                   -------------------- --------------------

INCREASE IN NET ASSETS                                                                       2,918,993            3,159,725

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                                                        12,450,333            9,290,608
                                                                                   -------------------- --------------------

   END OF YEAR                                                                             $15,369,326          $12,450,333
                                                                                   ==================== ====================


See notes to financial statements.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------


1.    PLAN DESCRIPTION AND RELATED INFORMATION

      General - The Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") is a qualified defined contribution plan established to provide retirement benefits to Merisel, Inc. (the "Company") employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      Contributions, Participant Accounts, and Vesting - Under provisions of the Plan, all full-time employees of the Company who have completed one year of service and are at least 21 years of age are eligible to participate in the Plan. Total annual participant contributions are limited to the lesser of $10,000 or 15% of the participant's annual compensation. Participants may also make rollover contributions from other qualified plans. The amount of the Company matching contributions is determined by the Board of Directors at its discretion.

      Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Participant contributions are invested in any of ten available investment funds or Company common stock, as directed by the participant. Company contributions are invested as directed by the Company. Plan earnings are allocated to participants based upon participant account balances. Forfeitures of terminated participants' nonvested accounts are used to reduce future Company contributions.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service. A participant is fully vested after four years of credited service.

      Payments of Benefits - A participant's plan benefits will be distributed at retirement, death, disability or termination of employment. The participant or beneficiary may elect to receive such benefits in an annuity or lump-sum payment. Benefits payable to terminated participants are not reflected in the accompanying financial statements. Net assets available for plan benefits included $13,371 and $59,743 for participants who are no longer employed by the Company as of December 31, 1998 and 1997, respectively.

      Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Tax Status - The Internal Revenue Service ("IRS") has determined and informed the Company by letter that the Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and therefore is not subject to tax under present income tax law.

      Management believes that the Plan is designed and currently being operated within the applicable requirements of the IRC.

      Administrative Expenses - Administrative expenses are allocated to plan participants on a pro rata basis based on individual account values.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The term of participant loans may not exceed five years, except where the proceeds of the loan are used to purchase the principal residence of the participant. The loans bear interest at the rate of two percent above the prime rate as published in the Wall Street Journal on the day the loan is made.

      Related Party Transactions - Certain plan investments are shares of funds managed by CIGNA Retirement & Investment Services. CIGNA Retirement & Investment Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

      Investments - Investments are stated at fair value. Shares of registered investment companies and the Company stock are valued at quoted market prices. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company. Investments in the CIGNA Guaranteed Income Fund are non-fully benefit responsive guaranteed investment contracts which are recorded at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

3.    INVESTMENT INFORMATION BY FUND

      The Plan provides separate investment programs with separate funds whereby participant contributions to these funds are participant-directed, and the Company matching contributions are nonparticipant-directed. The allocation of the net assets available for plan benefits and the changes therein, between the participant-directed funds and the nonparticipant-directed fund, for the years ended December 31, 1998 and 1997 are presented below. Investments that represent more than 5% of net assets are indicated by an asterisk (*) below:



      Investments at fair value as of December 31, 1998 and 1997:

                                                                                             Non-
                                                                     Participant-        Participant-
                                                                       Directed            Directed
         1998                                                           Funds                Fund                 Total
                                                                  ------------------- -------------------- --------------------
         Investments:
           Cash Transaction Account                                             $498                                      $498
         * CIGNA Guaranteed Income Fund                                    1,814,472                                 1,814,472
         * CIGNA Large Company Stock Index Fund                            2,147,005                                 2,147,005
         * Fidelity Advisor Growth Opportunities Fund                      3,011,517                                 3,011,517
         * Fidelity Advisor Equity Growth Account                          3,470,611                                 3,470,611
           Warburg Pincus International Equity Account                       335,687                                   335,687
           CIGNA Lifetime 20 Fund                                            616,671                                   616,671
         * CIGNA Lifetime 30 Fund                                            850,163                                   850,163
           CIGNA Lifetime 40 Fund                                            510,156                                   510,156
           CIGNA Lifetime 50 Fund                                            499,485                                   499,485
           PBHG Growth Account                                               144,484                                   144,484
           Merisel, Inc. common stock                                        347,416             $398,093              745,509
           Participant loans                                                 333,747                                   333,747
                                                                  ------------------- -------------------- --------------------

         Total investments                                               $14,081,912             $398,093          $14,480,005
                                                                  =================== ==================== ====================


                                                                                               Non-
                                                                     Participant-          Participant-
                                                                       Directed              Directed
         1997                                                            Funds                 Fund               Total
                                                                   ------------------   ------------------- -------------------
         Investments:
           Cash Transaction Account                                             $162                                      $162
         * CIGNA Guaranteed Income Fund                                    1,766,760                                 1,766,760
         * CIGNA Large Company Stock Index Fund                            1,504,662                                 1,504,662
         * Fidelity Advisor Growth Opportunities Fund                      2,462,282                                 2,462,282
         * Fidelity Advisor Equity Growth Account                          2,589,735                                 2,589,735
           Warburg Pincus International Equity Account                       289,359                                   289,359
           CIGNA Lifetime 20 Fund                                            439,368                                   439,368
         * CIGNA Lifetime 30 Fund                                            751,343                                   751,343
           CIGNA Lifetime 40 Fund                                            382,099                                   382,099
           CIGNA Lifetime 50 Fund                                            433,818                                   433,818
           PBHG Growth Account                                                74,474                                    74,474
         * Merisel, Inc. common stock                                        473,039             $962,648            1,435,687
           Participant loans                                                 320,584                                   320,584
                                                                   ------------------   ------------------- -------------------

         Total investments                                               $11,487,685             $962,648          $12,450,333
                                                                   ==================   =================== ===================


o        Investments represents 5 percent or more of the net assets available for benefits at the end of the Plan year.





      Changes  in net  assets  available  for plan  benefits  for the year ended
      December 31, 1998:

                                                                               Fidelity          Fidelity          Warburg
                                              Guaranteed         Stock         Advisor           Advisor            Pincus
                                                Income           Index          Growth            Equity        International
                                                 Fund            Fund       Opportunities         Growth            Equity
                                             --------------  -------------- ---------------  ----------------- -----------------

         ADDITIONS TO NET ASSETS:
           Investment (loss) income:
           Net (depreciation) appreciation
              in fair value of investments          $1,264        $439,972       $577,447           $952,717           $9,922
           Interest income                         103,521
                                             --------------  -------------- ---------------  ----------------- -----------------

              Total investment (loss) income       104,785         439,972        577,447            952,717            9,922
                                             --------------  -------------- ---------------  ----------------- -----------------

           Contributions:
              Employer
              Employee                             319,756         461,846        583,812            571,066          132,412
              Rollover                               4,967          24,596         13,767              8,896               85
                                             --------------  -------------- ---------------  ----------------- -----------------

              Total contributions                  324,723         486,442        597,579            579,962          132,497
                                             --------------  -------------- ---------------  ----------------- -----------------

           Fund transfers                           74,079           1,914        (55,088)             1,399           (4,107)
                                             --------------  -------------- ---------------  ----------------- -----------------

              Total additions                      503,587         928,328      1,119,938          1,534,078          138,312
                                             --------------  -------------- ---------------  ----------------- -----------------

         DEDUCTIONS:
           Benefit payments (returns)              449,235         283,113        568,263            651,845           91,754
           Contract administrator fees               6,640           2,872          2,440              1,357              230
                                             --------------  -------------- ---------------  ----------------- -----------------

              Total deductions                     455,875         285,985        570,703            653,202           91,984
                                             --------------  -------------- ---------------  ----------------- -----------------

         (DECREASE) INCREASE
           IN NET ASSETS                            47,712         642,343        549,235            880,876           46,328

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           BEGINNING OF YEAR                     1,766,760       1,504,662      2,462,282          2,589,735          289,359
                                             --------------  -------------- ---------------  ----------------- -----------------

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           END OF YEAR                          $1,814,472      $2,147,005     $3,011,517         $3,470,611         $335,687
                                             ==============  ============== ===============  ================= =================






                                                                 CIGNA Lifetime Funds                            PBHG
                                             --------------------------------------------------------------     Growth
                                                  20             30              40              50             Account
                                             ------------- --------------- --------------- ---------------- ----------------

         ADDITIONS TO NET ASSETS:
           Investment (loss) income:
              Net (depreciation)appreciation
              in fair value of investments        $68,089       $103,152         $56,475         $56,200            $4,392
              Interest income
                                             ------------- --------------- --------------- ---------------- ----------------

                Total investment (loss)            68,089        103,152          56,475          56,200             4,392
                income
                                             ------------- --------------- --------------- ---------------- ----------------

           Contributions:
              Employer
              Employee                            186,695        192,405         102,234          55,438            80,302
              Rollover                             11,503          5,631           1,715             350               487
                                             ------------- --------------- --------------- ---------------- ----------------

                Total contributions               198,198        198,036         103,949          55,788            80,789
                                             ------------- --------------- --------------- ---------------- ----------------

           Fund transfers                         (19,155)        10,633          (8,133)         (9,626)           (3,160)
                                             ------------- --------------- --------------- ---------------- ----------------

                Total additions                   247,132        311,821         152,291         102,362            82,021
                                             ------------- --------------- --------------- ---------------- ----------------

         DEDUCTIONS:
           Benefit payments (returns)              67,913        211,167          23,692          36,337            11,842
           Contract administrator fees              1,916          1,834             542             358               169
                                             ------------- --------------- --------------- ---------------- ----------------

                Total deductions                   69,829        213,001          24,234          36,695            12,011
                                             ------------- --------------- --------------- ---------------- ----------------

         (DECREASE) INCREASE
           IN NET ASSETS                          177,303         98,820         128,057          65,667            70,010

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           BEGINNING OF YEAR                      439,368        751,343         382,099         433,818            74,474
                                             ------------- --------------- --------------- ---------------- ----------------

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           END OF YEAR                           $616,671       $850,163        $510,156        $499,485          $144,484
                                             ============= =============== =============== ================ ================






                                                              Accounts
                                               Merisel       Receivable -      Cash
                                               Common         Employer       Transaction     Participant
                                                Stock          Match          Account           Loans            Total
                                             ------------  --------------- --------------- ---------------- ----------------

         ADDITIONS TO NET ASSETS:
           Investment (loss) income:
              Net (depreciation)appreciation
              in fair value of investments      $(664,925)                                                      $1,604,705
              Interest income                                                                                      103,521
                                             ------------  --------------- --------------- ---------------- ----------------

                Total investment (loss) income   (664,925)                                                       1,708,226
                                             ------------  --------------- --------------- ---------------- ----------------

           Contributions:
              Employer                             13,350       $889,321                                           902,671
              Employee                            188,234                           $498       $(167,492)        2,707,206
              Rollover                              2,883                                                           74,880
                                             ------------  --------------- --------------- ---------------- ----------------

                Total contributions               204,467        889,321             498        (167,492)        3,684,757
                                             ------------  --------------- --------------- ---------------- ----------------

           Fund transfers                          11,406                           (162)
                                             ------------  --------------- --------------- ---------------- ----------------

                Total additions                  (449,052)       889,321             336        (167,492)        5,392,983
                                             ------------  --------------- --------------- ---------------- ----------------

         DEDUCTIONS:
           Benefit payments (returns)             239,834                                       (180,655)        2,454,340
           Contract administrator fees              1,292                                                           19,650
                                             ------------  --------------- --------------- ---------------- ----------------

                Total deductions                  241,126                                       (180,655)        2,473,990
                                             ------------  --------------- --------------- ---------------- ----------------

         (DECREASE) INCREASE
           IN NET ASSETS                         (690,178)       889,321             336          13,163         2,918,993

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           BEGINNING OF YEAR                    1,435,687                            162         320,584        12,450,333
                                             ------------  --------------- --------------- ---------------- ----------------

         NET ASSETS AVAILABLE
           FOR PLAN BENEFITS,
           END OF YEAR                           $745,509       $889,321            $498        $333,747       $15,369,326
                                             ============  =============== =============== ================ ================




      Changes  in net  assets  available  for plan  benefits  for the year ended
      December 31, 1997:

                                                               Fidelity      Fidelity      Warburg
                                  Guaranteed      Stock         Advisor       Advisor       Pincus       CIGNA Lifetime Funds
                                    Income        Index         Growth        Equity     International --------------------------
                                    Fund           Fund      Opportunities    Growth        Equity          20             30
                                    ------         ----      -------------    ------        ------          --             --

      ADDITIONS TO NET ASSETS:
        Investment (loss) income:
           Net (depreciation)appreciation
           appreciation in fair value
           of investments              $2,745     $337,305       $523,211      $511,396      $(19,039)      $54,498       $100,746
           Interest income            106,485        2,440          5,427         5,811           548           451          1,330
                                 ---------------------------------------------------------------------------------------------------

      Total investment (loss)         109,230      339,745        528,638       517,207       (18,491)       54,949        102,076
      income
                                 ---------------------------------------------------------------------------------------------------

      Contributions:
        Employer                       10,864           71             71           107                          71
        Employee                      307,088      283,127        467,670       510,262       106,335       129,558        138,767
        Rollover                        4,656       56,680         17,705         7,749         6,839                        6,206
                                 ---------------------------------------------------------------------------------------------------

      Total contributions             322,608      339,878        485,446       518,118       113,174       129,629        144,973
                                 ---------------------------------------------------------------------------------------------------

        Fund transfers                 20,701       37,734         48,815       (20,990)        8,297        (4,491)        (6,388)
                                 ---------------------------------------------------------------------------------------------------

      Total additions                 452,539      717,357      1,062,899     1,014,335       102,980       180,087        240,661
                                 ---------------------------------------------------------------------------------------------------

      DEDUCTIONS:
        Benefit payments              674,207      206,870        346,491       578,105        49,691        58,441         62,691
       (returns)
        Contract administrator          5,196        1,469          1,287           880           123           925            962
        fees
                                 ---------------------------------------------------------------------------------------------------

      Total deductions                679,403      208,339        347,778       578,985        49,814        59,366         63,653
                                 ---------------------------------------------------------------------------------------------------

      (DECREASE) INCREASE
        IN NET ASSETS                (226,864)     509,018        715,121       435,350        53,166       120,721        177,008

      NET ASSETS AVAILABLE
        FOR PLAN BENEFITS,
        BEGINNING OF YEAR           1,993,624      995,644      1,747,161     2,154,385       236,193       318,647        574,335
                                 ---------------------------------------------------------------------------------------------------

      NET ASSETS AVAILABLE
        FOR PLAN BENEFITS,
        END OF YEAR                $1,766,760   $1,504,662     $2,462,282    $2,589,735      $289,359      $439,368       $751,343
                                 ===================================================================================================






                                         CIGNA Lifetime Funds       PBHG         Merisel        Cash
                                    ---------------------------    Growth        Common     Transaction   Participant
                                       40              50          Account        Stock        Account       Loans        Total
                                       --              --          -------        -----        -------       -----        -----

      ADDITIONS TO NET ASSETS:
        Investment (loss)income:
         Net (depreciation)
         appreciation in fair value
         of investments                  $49,904        $41,507      $(1,018)      $579,197                              $2,180,452
         Interest income                   1,364            543            5          1,176                                 125,580
                                 ---------------------------------------------------------------------------------------------------

      Total investment (loss)             51,268         42,050       (1,013)       580,373                               2,306,032
      income
                                 ---------------------------------------------------------------------------------------------------

        Contributions:
         Employer                                                                   507,478                                 518,662
         Employee                         55,512         30,904        28,652        99,185          $119   $(118,664)    2,038,515
         Rollover                         40,127        150,470         7,394        24,677                                 322,503
                                 ---------------------------------------------------------------------------------------------------

      Total contributions                 95,639        181,374        36,046       631,340           119    (118,664)    2,879,680
                                 ---------------------------------------------------------------------------------------------------

        Fund transfers                  (31,953)       (15,444)        42,247        17,842      (96,370)
                                 ---------------------------------------------------------------------------------------------------

      Total additions                    114,954        207,980        77,280     1,229,555      (96,251)    (118,664)    5,185,712
                                 ---------------------------------------------------------------------------------------------------

      DEDUCTIONS:
        Benefit payments                  71,756          4,610         2,768        94,142                  (135,320)    2,014,452
      (returns)
        Contract administrator               280            105            38           270                                  11,535
      fees
                                 ---------------------------------------------------------------------------------------------------

      Total deductions                    72,036          4,715         2,806        94,412                  (135,320)    2,025,987
                                 ---------------------------------------------------------------------------------------------------

      (DECREASE) INCREASE
        IN NET ASSETS                     42,918        203,265        74,474     1,135,143      (96,251)       16,656    3,159,795

      NET ASSETS AVAILABLE
        FOR PLAN BENEFITS,
        BEGINNING OF YEAR                339,181        230,553                     300,544        96,413      303,928    9,290,608

      NET ASSETS AVAILABLE
        FOR PLAN BENEFITS,
        END OF YEAR                     $382,099       $433,818       $74,474    $1,435,687          $162     $320,584  $12,450,333
                                 ===================================================================================================


4.    GUARANTEED INVESTMENT CONTRACTS

      The Plan participates in contracts with Connecticut General Life Insurance Company via investments in the CIGNA Guaranteed Income Fund. Connecticut General Life Insurance Company commingles the assets of the CIGNA Guaranteed Income Fund with other assets. The contracts are non-fully benefit responsive, with average yields of 5.7% and 5.7%, crediting interest rates of 5.7% and 5.7% for 1998 and 1997, respectively, and estimated fair values of $1,814,472 at December 31, 1998 and $1,766,760 at December 31, 1997.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                      1998                 1997
                                                                                      ----                 ----

      Net assets available for benefits per the financial statements                 $15,369,326           $12,450,333
      Accounts receivable - employer contribution                                       (889,321)
                                                                               -------------------   ------------------

      Net assets available for benefits per the Form 5500                            $14,480,005           $12,450,333
                                                                               ===================   ==================



                                                                ******






MERISEL, INC.
401 (k) RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------


 (a)                (b)                                    (c)                             (d)               (e)
                                               Description of Investment,
            Identity of Issue,                  Including Maturity Date,
            Borrower, Lessor or                 Interest Rate, Collateral                                   Fair
               Similar Party                    and Par or Maturity Value                 Cost              Value

  *   Connecticut General Life        Cash Transaction Account (GST)                             $498              $498
        Insurance Company
  *   Connecticut General Life        CIGNA Guaranteed Income Fund                          1,814,472         1,814,472
        Insurance Company
  *   Connecticut General Life        CIGNA Large Company Stock Index                       1,394,525         2,147,005
        Insurance Company               Fund
  *   Connecticut General Life        Fidelity Advisor Growth Opportunities                 1,936,557         3,011,517
        Insurance Company               Account
  *   Connecticut General Life        Fidelity Advisor Equity Growth Account                2,094,717         3,470,611
        Insurance Company
  *   Connecticut General Life        Warburg Pincus Advisor International                    335,472           335,687
        Insurance Company               Equity Account
  *   Connecticut General Life        CIGNA Lifetime 20 Fund                                  494,932           616,671
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 30 Fund                                  646,002           850,163
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 40 Fund                                  389,390           510,156
        Insurance Company
  *   Connecticut General Life        CIGNA Lifetime 50 Fund                                  391,294           499,485
        Insurance Company
  *   Connecticut General Life        PBHG Growth Account                                     141,296           144,484
        Insurance Company
  *   Merisel, Inc.                   Merisel, Inc. common stock                            1,041,765           745,509
  *   Participant loans               Loans to participants, maturities up
                                        to 60 months, 8%-11% interest                                           333,747

*  Indicates an identified person known to be a party in interest.




MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------


                 (a)                                 (b)                       (c)               (d)               (g)

                                                                            Purchases          Selling            Cost
      Identity of Party Involved             Description of Asset             Price             Price           of Asset
      --------------------------             --------------------             -----             -----           --------

Connecticut General Life Insurance     CIGNA Guaranteed Income Fund              $582,183    Not applicable          $582,183
Company
Connecticut General Life Insurance     CIGNA Guaranteed Income Fund        Not applicable          $637,992           637,992
Company
Connecticut General Life Insurance     CIGNA Stock Market Index Account           623,224    Not applicable           623,224
Company
Connecticut General Life Insurance     CIGNA Stock Market Index Account    Not applicable           423,274           291,786
Company
Connecticut General Life Insurance     Fidelity Advisor Growth                    640,625    Not applicable           640,625
Company                                Opportunities
Connecticut General Life Insurance     Fidelity Advisor Growth             Not applicable           670,639           470,133
Company                                Opportunities
Connecticut General Life Insurance     Fidelity Advisor Equity Growth             708,463    Not applicable           708,463
Company
Connecticut General Life Insurance     Fidelity Advisor Equity Growth      Not applicable           779,288           544,756
Company
Merisel, Inc.                          Common Stock                               770,276    Not applicable           770,276
Merisel, Inc.                          Common Stock                        Not applicable           358,919           470,694




                 (a)                                 (b)                     (h)               (i)
                                                                           Current Value        Net
                                                                           Transaction         Gain
      Identity of Party Involved             Description of Asset              Date           (Loss)
      --------------------------             --------------------              ----           ------

Connecticut General Life Insurance     CIGNA Guaranteed Income Fund            $582,183
Company
Connecticut General Life Insurance     CIGNA Guaranteed Income Fund             637,992
Company
Connecticut General Life Insurance     CIGNA Stock Market Index Account         623,224
Company
Connecticut General Life Insurance     CIGNA Stock Market Index Account         423,274       $131,488
Company
Connecticut General Life Insurance     Fidelity Advisor Growth                  640,625
Company                                Opportunities
Connecticut General Life Insurance     Fidelity Advisor Growth                  670,639        200,506
Company                                Opportunities
Connecticut General Life Insurance     Fidelity Advisor Equity Growth           708,463
Company
Connecticut General Life Insurance     Fidelity Advisor Equity Growth           779,288        234,532
Company
                                       Merisel, Inc.                            770,276
                                       Merisel, Inc.                            358,919      (111,775)





                                                              SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 18, 1999              Merisel, Inc. 401(k) Retirement Savings Plan
                                  --------------------------------------------
                                           (Name of plan)


                                   By       /s/Timothy N. Jenson
                                        ------------------------------
                                            Timothy N. Jenson
                                            Senior Vice President, Finance